999 S. Shady Grove Road, Ste. 600
Memphis, TN 38120
901.259.2500 phone
www.EdRtrust.com

July 25, 2016

Via EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief, Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:     Education Realty Trust, Inc.
Form 10-K
Filed February 29, 2016
File No. 001-32417
Dear Mr. Telewicz:
The following sets forth the responses of Education Realty Trust, Inc. (the “Company”) to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) in the Staff’s letter (the “Comment Letter”) dated July 22, 2016. For your convenience, we have restated the Staff’s comment in italics with the Company’s response immediately following the comment.
Form 10-K for the fiscal year ended December 31, 2015
Consolidated Statements of Income and Comprehensive Income, page 67
Comment: Please tell us how your income statement presentation complies with the requirements of Rule 5-03 of Regulation S-X and ASC 360-10-45-5. Specifically, it is unclear why your presentation of “Gain on sale of collegiate housing properties” is classified after income from continuing operations for the periods presented.
Response: Management believes that the Company’s income statement presentation and, specifically, its presentation of “Gain on sale of collegiate housing properties” after income from continuing operations is consistent with Rule 3-15 of Regulation S-X, “Special Provisions as to Real Estate Investment Trusts” (“Rule 3-15”), which identifies certain income statement requirements for a REIT. In particular, although Rule 5-03 of Regulation S-X and Accounting Standards Codification Topic 360-10-45-5 provide that a gain or loss recognized on the sale of a long-lived asset should be included in income from continuing

Mr. Telewicz
July 25, 2016

operations before income taxes in the income statement, the special presentation provisions set forth in Rule 3-15 provide that a gain or loss on sale of properties should be presented after income or loss before extraordinary items and cumulative effects of changes in accounting principles. Furthermore, Section 2355 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM 2355”) similarly provides that REITs should follow Rule 3-15 when sales of properties do not qualify as discontinued operations.
In addition, the Company respectfully refers the Staff to the highlights of the Center for Audit Quality’s SEC Regulations Committee (the “Committee”) Joint Meeting with the SEC Staff on June 25, 2014 (available at http://www.thecaq.org/docs/resources/2014-june25jointmeetinghls.pdf?sfvrsn=4), which addressed, among other topics, the inconsistency of Rule 3-15 with accounting principles generally accepted in the United States (“GAAP”) after issuance of the new accounting standard on reporting discontinued operations in Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) (“ASU 2014-08”). In particular, in the summary of the Committee’s meeting, members of the Committee noted that, prior to the issuance of ASU 2014-08, financial statements of REIT’s often resulted in the same presentation as Rule 3-15 because the gain or loss on sale of most real estate properties was presented as discontinued operations below income from continuing operations, in accordance with GAAP. Following the change in the definition of “discontinued operations” adopted in ASU 2014-08 in April 2014, the classification of property sales as discontinued operations became less frequent because most sales by REITs no longer satisfied the conditions of the revised definition of discontinued operations. In light of the adoption of ASU 2014-08, members of the Committee acknowledged the inconsistency in the competing presentation requirements applicable to REITs and noted that the Staff would not object to a REITs presentation of gain or loss on sale under either Rule 3-15 or ASU 2014-08, as long as the approach is clear to investors and complies with either rule.
For the foregoing reasons, management of the Company believes that the Company’s presentation is both appropriate and consistent with Rule 3-15 and the Staff’s views, as summarized in the highlights of the Committee’s meeting, because (i) the property sales reflected in Gain on sale of collegiate properties in the Company’s income statement did not qualify for treatment as discontinued operations after the adoption of ASU 2014-08, the result of which is that FRM 2355 is applicable, (ii) the Company’s income statement presentation complies with Rule 3-15 and (iii) the Company’s income statement presentation of Gain on sale of collegiate housing properties is clear to investors on the face of the Company’s income statement.
Notes to the Consolidated Financial Statements
Note 6. Collegiate housing properties and assets under development, page 95
Comment: Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the omission of the aggregate cost of our real estate assets for federal income tax purposes pursuant to footnote 6 of Rule 12-28 of Regulation S-X was inadvertent. The aggregate cost of our real estate tax assets for federal income tax purposes was $2.14 billion compared to an aggregate cost for GAAP purposes of $2.16 billion.

Mr. Telewicz
July 25, 2016

In its future Form 10-K reports, commencing with its Annual Report on Form 10-K for the year ending December 31, 2016, the Company will provide the aggregate cost of our real estate assets for federal income tax purposes in accordance with footnote 6 to Rule 12-28 of Regulation S-X.

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In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned at (901) 259-2507.
Sincerely,

/s/ Edwin B. Brewer, Jr.
Edwin B. Brewer, Jr.
Executive Vice President and Chief Financial Officer